UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Original Filing)*

Under the Securities Exchange Act of 1934

Snowflake Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

833445109

(CUSIP Number)

Altimeter Capital Management, LP, One International Place, Suite 4610, Boston, MA 02110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833445109	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Private Partners Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 15,037,910
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 15,037,910

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,037,910
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 833445109	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Private General Partner, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 15,037,910
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 15,037,910

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,037,910
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 833445109	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 36,706,307
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 36,706,307

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,706,307
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.27%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 833445109	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management General Partner, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 36,706,307
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 36,706,307

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,706,307
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.27%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 833445109	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad Gerstner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 36,706,307
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 36,706,307

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,706,307
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.27%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 833445109	13G	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer Snowflake Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 450 Concar Drive, San Mateo, CA 94402

Item 2.

(a)	Name of Person Filing
This joint statement on Schedule 13G is being filed by Altimeter Capital Management General Partner LLC (the “General Partner”), Altimeter Capital Management, LP (the “Investment Manager”), Altimeter Private Partners Fund I, L.P.(the “Fund”), Altimeter Private General Partner, LLC (the “Fund General Partner”), and Brad Gerstner, who are collectively referred to as the “Reporting Persons.” Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.

(c)	Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number 833445109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 833445109	13G	Page 8 of 10 Pages

Item 4.  Ownership.

The beneficial ownership of each Reporting Person of shares of Common Stock (“Common Stock”) as of September 28, 2020 is as follows: (i) each of the Fund and the Fund General Partner (as the general partner of the Fund) beneficially owns 15,037,910 shares of Common Stock representing approximately 5.43% of such class of security; and (ii) each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), and Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner) beneficially owns 36,706,307 shares of Common Stock, representing approximately 13.27% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 276,694,828 shares of Common Stock shares outstanding as of September 18, 2020. The total number of shares of Common Stock includes all of the shares of Class A and Class B Common Stock outstanding as of September 18, 2020.

Each share of Class B Common Stock is convertible at any time at the option of each Reporting Person into shares of Class A Common Stock on a 1-for-1 basis and has no expiration date. On any transfer of shares of Class B shares Common Stock, each such transferred share will automatically convert into one share of Class A Common Stock except for certain “Permitted Transfers" described in the Issuer's amended and restated certificate of incorporation. Further, each share of Class B Common Stock held by each Reporting Person will automatically convert into one share of Class A Common Stock, upon the following: (1) the sale or transfer of such share of Class B Common Stock; (2) the death of such Reporting Person; and (3) on the final conversion date, defined as the earlier of (a) the first trading day falling nine months after the date on which the outstanding shares of Class B Common Stock represent less than 10% of the then outstanding Class A and Class B Common Stock; (b) the seventh anniversary of the effectiveness of the registration statement in connection with the Issuer's IPO; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a single class.

Shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A and Class B Common Stock beneficially owned and held of record by the Fund and several private funds (collectively, the “Altimeter Entities”) for which the Investment Manager serves as the investment manager. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A and Class B Common Stock beneficially owned and held of record by the Altimeter Entities. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein for the Fund General Partner represent shares of Class B Common Stock beneficially owned and held of record by the Fund.

For the total amount of shares reported herein, 420,000 of such shares represents shares of Class A Common Stock beneficially owned and held of record by one of the Altimeter Entities. The remainder of the shares reported herein represent shares of Class B Common Stock. For the purpose of computing the percentage of ownership of each Reporting Person, the aggregate number of shares of Class B Common Stock beneficially owned by such Reporting Person has been treated as converted into shares of Class A Common Stock.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Altimeter Capital Management General Partner LLC – 36,706,307 shares

Altimeter Capital Management, LP – 36,706,307 shares

Altimeter Private General Partner, LLC – 15,037,910 shares

Altimeter Private Partners Fund I, L.P. – 15,037,910 shares

Brad Gerstner – 36,706,307 shares

(b)

Percent of class:

Altimeter Capital Management General Partner LLC – 13.27%

Altimeter Capital Management, LP –13.27%

Altimeter Private General Partner, LLC – 5.43%

Altimeter Private Partners Fund I, L.P. – 5.43%
Brad Gerstner – 13.27%

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Altimeter Capital Management General Partner LLC -0-

Altimeter Capital Management, LP -0-

Altimeter Private General Partner, LLC -0-

Altimeter Private Partners Fund I, L.P. -0-

Brad Gerstner -0-

(ii)

Shared power to vote or to direct the vote

Altimeter Capital Management General Partner LLC – 36,706,307 shares

Altimeter Capital Management, LP – 36,706,307 shares

Altimeter Private General Partner, LLC – 15,037,910 shares

Altimeter Private Partners Fund I, L.P. – 15,037,910 shares

Brad Gerstner – 36,706,307 shares

CUSIP No. 833445109	13G	Page 9 of 10 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 833445109	13G	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2020

ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER CAPITAL MANAGEMENT, LP

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER PRIVATE GENERAL PARTNER, LLC

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER PRIVATE PARTNERS FUND I, L.P.

By: Altimeter Private General Partner, LLC
Its: General Partner

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

BRAD GERSTNER

By: /s/ Brad Gerstner

Brad Gerstner, individually